UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No.  )1

InfuSystem Holdings, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

45685K102

(CUSIP Number)

RYAN J. MORRIS

MESON CAPITAL PARTNERS LLC

One Sansome Street, Suite 1895

San Francisco, California 94104

(607) 279-5382

ARON ENGLISH

22 NW, LP

1455 NW Leary Way

Seattle, Washington 98107

(650) 862-4295

STEVE WOLOSKY, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

March 19, 2018

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON

Meson Capital LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

New York
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		983,453
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

983,453
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

983,453
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.3%
14	TYPE OF REPORTING PERSON

PN

1	NAME OF REPORTING PERSON

Meson Capital Partners LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		983,453
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

983,453
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

983,453
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.3%
14	TYPE OF REPORTING PERSON

OO

1	NAME OF REPORTING PERSON

Ryan J. Morris
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF, WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Canada
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		87,344
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		983,453
PERSON WITH	9	SOLE DISPOSITIVE POWER

87,344
	10	SHARED DISPOSITIVE POWER

983,453
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,070,797
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.7%
14	TYPE OF REPORTING PERSON

IN

1	NAME OF REPORTING PERSON

22 NW, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,017,415
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,017,415
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,017,415
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.5%
14	TYPE OF REPORTING PERSON

OO

1	NAME OF REPORTING PERSON

22 NW, GP, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,017,415
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,017,415
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,017,415
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.5%
14	TYPE OF REPORTING PERSON

OO

1	NAME OF REPORTING PERSON

Aron English
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF, WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,017,415
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,017,415
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,017,415
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.5%
14	TYPE OF REPORTING PERSON

IN

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

The title of the class of equity security to which this statement on Schedule 13D relates is the Common Stock, par value $0.0001 per share (the “Shares”) of Infusystem Holdings, Inc., a Delaware corporation (the “Issuer”). The address of the Issuer’s principal executive offices is 31700 Research Park Drive, Madison Heights, Michigan 48071.

Item 2.	Identity and Background.

(a), (f) This Schedule 13D is being filed by Meson Capital LP, a New York limited partnership (“MC”), Meson Capital Partners LLC, a Delaware limited liability company (“Meson”) Ryan Morris, a Canadian citizen, 22NW, LP, a Delaware limited partnership (“22NW”), 22NW GP, Inc., a Delaware S-corporation (“22NW GP.”), and Aron English, a United States citizen.

MC, Meson, Mr. Morris, 22NW, 22NW GP, and Mr. English are each a “Reporting Person” and are collectively referred to herein as the “Reporting Persons”. MC is a private investment fund; Meson is the general partner and investment adviser to MC; Mr. Morris is the Managing Member of Meson. 22NW is an investment manager; 22NW GP is the general partner to 22NW; Mr. English is a shareholder of 22NW GP and the limited partner of 22NW. Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b) The principal business address for each of MC, Meson, and Mr. Morris is One Sansome Street, Suite 1895, San Francisco, California 94104. The principal business address for each of 22NW, 22NW GP, and Mr. English is 1455 NW Leary Way, Seattle, Washington 98107.

(c) The principal business of MC is investing in securities. The principal business of Meson is serving as the investment adviser and general partner of MC, and other private investment funds. The principal occupation of Mr. Morris is serving as the Managing Member and sole owner of Meson. The principal business of 22NW is serving as an investment manager that invests in publicly traded securities. The principal business of 22NW GP is serving as the general partner of 22NW. The principal occupation of Mr. English is serving as a shareholder of 22 NW GP and as the limited partner of 22NW.

(d) None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares purchased by each of MC and 22NW were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases. The Shares purchased by Mr. Morris were purchased with personal funds (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market transactions. The aggregate purchase price of the 983,453 Shares beneficially owned by MC is approximately $1,672,068, including brokerage commissions. The aggregate purchase price of the 87,344 Shares beneficially owned by Mr. Morris is approximately $196,524, including brokerage commissions. The aggregate purchase price of the 1,017,415 Shares beneficially owned by 22NW is approximately $2,004,308, including brokerage commissions.

Item 4.	Purpose of Transaction.

The Reporting Persons believe that the securities of the Issuer are significantly undervalued and represent an attractive investment opportunity.  The Reporting Persons seek to engage in a constructive dialogue with the Issuer's management and Board of Directors regarding strategic and operational opportunities to maximize shareholder value.

Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of securities of the Issuer at prices that would make the purchase or sale of such securities desirable, the Reporting Persons may endeavor (i) to increase or decrease their respective positions in the Issuer through, among other things, the purchase or sale of securities of the Issuer on the open market or in private transactions, including through a trading plan created under Rule 10b5-1(c) or otherwise, on such terms and at such times as the Reporting Persons may deem advisable and/or (ii) to enter into transactions that increase or hedge their economic exposure to the Common Stock without affecting their beneficial ownership of shares of Common Stock.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons may consider, explore and/or develop plans and/or make proposals with respect to, or with respect to potential changes in, the operations, management, the certificate of incorporation and bylaws, Board composition, ownership, capital or corporate structure, capital allocation, dividend policy, strategy and plans of the Issuer, potential strategic transactions involving the Issuer or certain of the Issuer's businesses or assets, or may change their intention with respect to any and all matters referred to in Item 4. The Reporting Persons intend to communicate with the Issuer's management and Board about a broad range of strategic and operational matters, including, without limitation, a sale of the Issuer or certain of its businesses or assets, in which the Reporting Persons may participate, as a means of enhancing shareholder value.  The Reporting Persons intend to review their investment in the Issuer on a continuing basis and may from time to time in the future express their views to and/or meet with management, the Board, other shareholders or third parties, including, potential acquirers, service providers, advisers, and financing sources, and/or formulate plans or proposals regarding the Issuer, its assets or its securities. The Reporting Persons may exchange information with any such persons pursuant to appropriate confidentiality or similar agreements.  Such proposals or plans may include one or more plans that relate to or would result in any of the actions set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by each person named herein is based upon 22,805,775 Shares outstanding, as of March 2, 2018, which is the total number of Shares outstanding as reported in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 19, 2018.

A.	MC

(a)	As of the close of business on March 21, 2018, MC beneficially owned 983,453 Shares.

Percentage: 4.3%

(b)	1. Sole power to vote or direct vote: 983,453
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 983,453
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by MC during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

B.	Meson

(a)	As a general partner of MC, Meson may be deemed the beneficial owner of the 983,453 Shares owned by MC.

Percentage: 4.3%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 983,453
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 983,453

(c)	Meson has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of MC during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

C.	Mr. Morris

(a)	As of the close of business on March 21, 2018, Mr. Morris directly beneficially owned 87,344 Shares. As the managing member and sole shareholder of Meson, Mr. Morris may be deemed the beneficial owner of the 983,452 Shares owned by MC.

Percentage: 4.7%

(b)	1. Sole power to vote or direct vote: 87,344
2. Shared power to vote or direct vote: 983,453
3. Sole power to dispose or direct the disposition: 87,344
4. Shared power to dispose or direct the disposition: 983,453

(c)	The transactions in the Shares by Mr. Morris during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

D.	22NW

(a)	As of the close of business on March 21, 2018, 22NW beneficially owned 1,017,415 Shares.

Percentage: 4.5%

(b)	1. Sole power to vote or direct vote: 1,017,415
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,017,415
4. Shared power to dispose or direct the disposition: 0

(c)	22NW has not entered into any transactions in the Shares during the past sixty days.

E.	22NW GP

(a)	As a general partner of 22NW, 22NWGP may be deemed the beneficial owner of the 1,017,415 Shares owned by 22NW.

Percentage: 4.5%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,017,415
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,017,415

(c)	22NW GP has not entered into any transactions in the Shares during the past sixty days.

F.	Mr. English

(a)	As the shareholder of 22NW GP, and limited partner of 22NW, Mr. English may be deemed the beneficial owner of the 1,017,415 Shares owned by 22NW.

Percentage: 4.5%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,017,415
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,017,415

(c)	Mr. English has not entered into any transactions in the Shares during the past sixty days.

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons. Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

(d)       No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)       Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On March 21, 2018, the Reporting Persons entered into a Joint Filing Agreement pursuant to which they agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

99.1	Joint Filing Agreement, dated March 21, 2018.

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 21, 2018	MESON CAPITAL LP

	By:	Meson Capital Partners LLC its General Partner

	By:	/s/ Ryan J. Morris
		Name:	Ryan J. Morris
		Title:	Manager

MESON CAPITAL PARTNERS LLC

By:	/s/ Ryan J. Morris
	Name:	Ryan J. Morris
	Title:	Manager

/s/ Ryan J. Morris
RYAN J. MORRIS

22NW, LP

By:	/s/ Aron English
	Name:	Aron English
	Title:	Limited Partner

22 NW GP, Inc.

By:	/s/ Aron English
	Name:	Aron English
	Title:	Shareholder

/s/ Aron English
ARON ENGLISH

SCHEDULE A

Transactions in the Shares During the Past Sixty Days

Nature of the Transaction	Amount of Securities Purchased/(Sold)	Price ($)	Date of Purchase/Sale

meson capital lp

Purchase of Common Stock	1,612	2.2650*	02/13/2018
Purchase of Common Stock	340	2.2794*	02/28/2018
Purchase of Common Stock	296	2.2838*	03/02/2018
Purchase of Common Stock	1,057	2.2650*	03/07/2018
Purchase of Common Stock	76,695	2.2650*	03/08/2018

ryan morris

Purchase of Common Stock	287	2.2674*	02/20/2018
Purchase of Common Stock	204	2.2745*	02/21/2018
Purchase of Common Stock	700	2.2571*	02/22/2018
Purchase of Common Stock	65	2.2503*	02/26/2018
Purchase of Common Stock	966	2.2552*	02/27/2018
Purchase of Common Stock	219	2.2728*	02/28/2018
Purchase of Common Stock	1,148	2.2544*	03/01/2018
Purchase of Common Stock	2,284	2.2522*	03/05/2018
Purchase of Common Stock	2,116	2.2524*	03/06/2018
Purchase of Common Stock	49	2.2504*	03/07/2018
Purchase of Common Stock	2,960	2.2517*	03/08/2018

*Price includes commission